Outbrain Inc.

222 Broadway, 19th Floor
New York, NY 10038

July 20, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Folake Ayoola
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Outbrain Inc.
Registration Statement on Form F-1 (File No.3 33-257525)
Registration Statement on Form 8-A

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-257525) (the “S-1 Registration Statement”) filed by Outbrain Inc. (the “Company”) with the U.S. Securities and Exchange Commission and the Registration Statement on Form 8-A covering the common stock of the Company to be filed by the Company with the SEC (the “8-A Registration Statement,” and together with the S-1 Registration Statement, the “Registration Statements”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:30 p.m., Eastern Time, on July 22, 2021, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

* * * * * *

If you have any questions, please do not hesitate to contact, at Mayer Brown LLP, Anna Pinedo at (212) 506-2275. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Pinedo, and that such effectiveness also be confirmed in writing.

Very truly yours,

OUTBRAIN INC.

By:	/s/ Yaron Galai
Yaron Galai
Co-Chief Executive Officer

CC:	Veronica Gonzalez, Esq., Outbrain Inc.
Anna T. Pinedo, Esq., Mayer Brown LLP